

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Mr. John J. Weber
Chief Financial Officer
Regenicin, Inc.
10 High Court
Little Falls, NJ 07424

      Re: Regenicin, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2010
               Form 10-Q for the Fiscal Quarter Ended December 31, 2010
               File No. 333-146834

Dear Mr. Weber:

      We have reviewed your response letter dated April 11, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business, page 3
Lonza Transaction, page 3

1.   We note your response to prior comment one; however, it is not clear to us what disclosures you intend to provide in future filings. It also appears to us that you were not fully responsive to our prior comment. In this regard, please address the following:

- Explain why you believe Lonza entered into the license agreement with you;
- In regard to your obligation to pay Lonza 33% of grant monies, explain when and how your obligation is required to be paid in light of the DOD grant; and
- Explain the potential impact if you or Lonza breach any material provisions of the license agreement.

Please show us in your supplemental response what your disclosures to this comment and prior comment one will look like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
General, page 14

2.   We note your response to prior comment two. Please revise future filings to explain: what designation you were seeking for PermaDerm from the FDA; the fact that the FDA disagreed with your proposed designation; and what designation you received for PermaDerm from the FDA. In light of the designation you recently received, please revise future filings to disclose and discuss each stage you believe is necessary to obtain

FDA approval, including the anticipated timing and estimated costs for each stage. Please show us in your supplemental response what your disclosures will look like.

Liquidity and Capital Resources, page 15

3.   We note your response to prior comment three; however, please revise future filings to disclose the extent to which you are currently using cash in your operations on a monthly basis, the estimated deficiency in dollars over the next twelve months and how you intend to address the deficiency. Based on your response, we note that you are optimistic that you will close a new round of financing in the $10 million range within the next 30-60 days. Please revise future filings to disclose how and from whom you intend to obtain such financing, including the current status of those efforts. Please show us in your supplemental response what your disclosures will look like.

Item 8. Financial Statements, page 19
Note B – Summary of Significant Accounting Policies, Intangible Assets, page F-8

4.   We note your response to prior comment four; however, it is not clear to us how you determined that the payments you made to Lonza under the Know-How and License and Stock Purchase Agreement represent an intangible asset and that this intangible asset is not required to be amortized until you obtain FDA approval. Please explain to us what consideration you gave to the provisions of ASC 730-10-25-2(c), including what alternative future use the know-how you received under this agreement has, absent FDA approval.

Form 8-K filed April 20, 2011

5.   Please revise future filings to disclose and discuss the current status of your disagreement with Lonza. Please explain why Lonza believes you owe them $183,687.42 and why you believe you have paid Lonza a surplus of $17,000. Also, please explain why Lonza believes your use of the trade name PermaDerm is unauthorized. In this regard, we note Article 15.3 of the Know-How and License and Stock Purchase Agreement states that you will not use Lonza's name or trade names without their "express written consent". Please disclose whether or not you have obtained Lonza's "express written consent" to use their name or trade names and, if you have not, please explain why you believe your use of their trade name is authorized. Please show us in your supplemental response what your disclosures will look like.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief